UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SEC FILE NUMBER: 001-14862

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):       ☐ Form 10-K      ☒ Form 20-F      ☐ Form 11-K      ☐ Form 10-Q      ☐ Form 10-D      ☐ Form N-SAR

                             ☐ Form N-CSR

                                  For Period Ended:       December 31, 2018

                              ☐ Transition Report on Form 10-K

                              ☐ Transition Report on Form 20-F

                              ☐ Transition Report on Form 11-K

                              ☐ Transition Report on Form 10-Q

                              ☐ Transition Report on Form N-SAR

                                   For Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Braskem S.A.
Full name of Registrant

N/A
Former Name if Applicable

Rua Eteno, 1561
Address of Principal Executive Office (Street and Number)

Polo Petroquimico de Camacari, Camacari, Bahia - CEP 42810-000 Brazil
City, State and Zip Code

PART II — RULES 12b–25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to

Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

☒

(a)    The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

(b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Braskem S.A. (the "Company") is unable to file its Annual Report on Form 20-F (the “Form 20-F”) for the period ended December 31, 2018 within the prescribed time period because additional procedures and analysis on its internal processes and controls are still been conducted by the Company in connection with its financial statements for the year ended December 31, 2017 and cannot be completed by the prescribed due date without unreasonable effort or expense.

As previously disclosed by the Company in current reports furnished on Form 6-K, the Company is currently working to complete the filing of its annual report on Form 20-F for the year ended December 31, 2017.

The Company is continuing to use its best efforts to conclude the referred procedures as soon as possible and to completion of the audited consolidated financial statements for the 2017 and 2018 years to be included therein.

As of the date of filing of this Form, the Company does not expect any material change to its audited financial statements as of and for the year ended December 31, 2018 (prepared in accordance with IFRS as issued by the IASB and audited under Brazilian and international standards) that were furnished to the Commission on Form 6-K on March 15, 2019 (the “2018 Brazilian Financial Statements”).

This Form 12b-25 contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on management’s current intent, belief, expectations, estimates and projections. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict. Actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

PART IV —OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification

Pedro van Langendonck Teixeira de Freitas	(+55 11)	3576-9531
(Name)	(Area Code)	(Telephone Number)

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).      Yes ☐                  No ☒

Annual Report on Form 20-F for fiscal year ended December 31, 2017

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?         Yes ☒      No  ☐   If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Please refer to the 2018 Brazilian Financial Statements and related earnings statements furnished to the Commission on Form 6-K on March 15, 2019.

Braskem S.A.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:    April 30, 2019                                                   By:  /s/ Pedro van Langendonck Teixeira de Freitas

                                                                                          Name: Pedro van Langendonck Teixeira de Freitas

                                                                                          Title: Chief Financial Officer